September 24, 2018

Raymond W. Cohen
Chief Executive Officer
Axonics Modulation Technologies, Inc.
26 Technology Drive
Irvine, California 92618

       Re: Axonics Modulation Technologies, Inc.
           Draft Registration Statement on Form S-1
           Submitted August 28, 2018
           CIK No. 0001603756

Dear Mr. Cohen:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted August 28, 2018

Overview, page 1

1. We note the disclosure regarding your estimates of the addressable SNM market. Please tell us how the data you included accounts for less frequent procedures to be performed, given the battery life of your product compared to the battery life of your competition.
       Also tell us how such data accounts for SNM being a third-line therapy, per your disclosure, and 70% advancement from trial stimulation referenced on page 121.
2. We note the disclosure regarding continued positive results from your ARTISAN-SNM pivotal study. Please expand to disclose that such study is not being conducted in
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         accordance with FDA recommendations, as referenced in your disclosure beginning on page 15. Also, since that study has not been completed, please tell us why it is not too preliminary to characterize any results from that study to date as positive.
Anti-takeover provisions in our certificate of incorporation, page 71

3. Please revise to present the last paragraph as a separate, appropriately captioned risk factor.
Use of Proceeds, page 76

4. Please revise to specify the technological enhancements and research and development activities you intend to fund with the proceeds of this offering. Dilution, page 81

5. Please revise to clarify how the numbers and percentages in the table on page 82 would change assuming the exercise of all outstanding options and warrants. Comparison of the Six Months Ended June 30, 2018 and 2017, page 91

6. Disclose why you did not generate revenue from sales of your r-SNM System as part of the evaluation agreement with the hospital in Canada during the six months ended June
         30, 2018.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 91

7. We note that the sale of your r-SNM System in 2018 generated $12,000 in revenue while the sale of your system in 2017 generated $128,000 in revenue. Please revise to explain the difference in revenue and gross profit for the two systems sold. In addition, revise your disclosure to describe the evaluation agreement referenced for the 2017 sale.
Liquidity and Capital Resources, page 94

8. Given your regulatory approvals in other markets, disclose whether you will expend capital resources pursuing sales in those markets.
Indebtedness, page 96

9. Please revise to clarify whether this offering will satisfy the condition regarding gross proceeds from the sale of your equity securities.
Contractual Obligations, page 98

10. We note the disclosure that the information in the table reflects your obligations as of
         December 31, 2017. Please revise to clarify any material changes to such information
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         since that date. We note, for example, disclosure regarding the new lease and loan agreement with Silicon Valley Bank.
ARTISAN-SNM Study, page 128

11. We note your disclosure regarding the FDA reiterating its previously expressed recommendations that you make modifications to your ARTISAN-SNM pivotal study.
         Please clarify which FDA recommendations you have or have not incorporated into your study and briefly indicate why you have chosen to incorporate only certain of those recommendations into your study. We also note your disclosure that if you intend to modify the study design to address any of the FDA's considerations that you have not already addressed, you will be required to obtain FDA approval of an IDE supplement before implementing the changes, which could result in significant delays. Please clarify in your "Use of Proceeds" disclosure if your existing funds would be sufficient for you to complete any modified or delayed trials.
Intellectual Property, page 134

12.      Please discuss the application of Section 6.1(b) and (c) of Exhibit
10.1 to the intellectual
         property you disclose that you own.
13. Refer to the first paragraph on page 136. Please revise to clarify AMF's rights to use the intellectual property you own, as referenced in the carryover paragraph here.
Investors' Rights Agreement, page 173

14. Please revise to clarify the duration of the obligations discussed in the last paragraph of this section.
Share Exchange Agreement, page 174

15. We note that you consolidate Axonics Europe, S.A.S. since you exercise control over that entity. Please explain to us your basis for consolidation since, as indicated on page
         174, the majority of Axonics Europe's shares are held by other entities. In addition, explain how you will account for the Share Exchange Agreement. Refer to the requirements of ASC 810.
16. Please revise to clarify the purpose of the arrangement described in this section, including why a portion of the proceeds fund a subsidiary in France.
Principal Stockholders, page 177

17. Please tell us why note 4 identifies a different manager of BioDiscovery than Exhibit
         10.29.
18. Please revise to identify the natural persons who have or share voting and/or dispositive powers with respect to the shares held by Noble Prestige Holdings. Please also revise to
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       clarify whether the other managing member of Longitude Venture Partners mentioned in note 9 shares voting and/or dispositive power with Ms. Tammenoms Bakker. General

19. We note your graphics indicate your product is "the future of sacral neuromodulation."
       Please revise to highlight that you do not yet have regulatory approval in the United States to market and sell your product.
        You may contact Michael Fay, staff accountant, at (202) 551-3812 or Brian Cascio,
Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek, staff attorney, at (202)
551-3641 or Tim Buchmiller, senior attorney, at (202) 551-3635 with any other questions.



                                                             Sincerely,
FirstName LastNameRaymond W. Cohen
                                                             Division of
Corporation Finance
Comapany NameAxonics Modulation Technologies, Inc.
                                                             Office of
Electronics and Machinery
September 24, 2018 Page 4
cc:       Michael A. Hedge, Esq.
FirstName LastName